Exhibit 99.1

Formula Systems Reports First Quarter 2024 Financial Results

Revenues for the First Quarter Increased by 4.2% Year Over Year to $698.4 Million. Net Income for the First Quarter Increased by 9.4% Year Over year to $17.2 Million.

OR YEHUDA, Israel, May 22, 2024 (GLOBE NEWSWIRE) -- Formula Systems (1985) Ltd. (Nasdaq and TASE: FORTY) (“Formula” or the “Company”), a global information technology group engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the first quarter ended March 31, 2024.

Financial Highlights for the First Quarter Ended March 31, 2024

●	Revenues for the first quarter ended March 31, 2024 increased by 4.2% to $698.4 million, compared to $670.4 million in the same period last year. On a constant-currency basis (calculated based on average currency exchange rates for the three months ended March 31, 2023), revenues for the first quarter of 2024 would have increased by 6.6% to $714.8 million, compared to the same period last year.

●	Operating income for the first quarter ended March 31, 2024 increased by 2.9% to $62.6 million compared to $60.8 million in the same period last year. On a constant-currency basis (calculated based on average currency exchange rates for the three months ended March 31, 2023), operating income for the first quarter of 2024 would have increased by approximately 2.1% to $62.1 million, compared to the same period last year.

●	Net income attributable to Formula’s shareholders for the first quarter ended March 31, 2024 increased by 9.4% to $17.2 million, or $1.10 per fully diluted share, compared to $15.7 million, or $1.01 per fully diluted share, in the same period last year.

●	As of March 31, 2024, Formula held 48.21%, 43.61%, 46.71%, 100%, 50%, 90.1%, 80%, 100% and 100% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V., Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd., Insync Staffing Solutions, Inc., Ofek Aerial Photography Ltd., ZAP Group Ltd., and Shamrad Electronic (1997) Ltd., respectively.

●	Consolidated cash and cash equivalents and short-term bank deposits totaled approximately $516.1 million as of March 31, 2024, compared to $528.2 million as of December 31, 2023.

●	Total equity as of March 31, 2024, and as of December 31, 2023, was $1.31 billion (representing 46.5% of the total consolidated statements of financial position).

Debentures Covenants

As of March 31, 2024, Formula was in compliance with all of its financial covenants under the debenture series issued by it, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $215 million.

●	Actual equity attributable to Formula’s shareholders as of March 31, 2024 was $631.5 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series A and C Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization, as of March 31, 2024 was (1.0%).

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four most recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA as of March 31, 2024 was (0.04).

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “Formula Systems group continues to demonstrate strong and consistent performance, making big strides across multiple fronts, as reflected by our 2024 first quarter revenues and operational profits. Our broad investment portfolio allows us to carefully mitigate the current risks in the IT market, which are mainly a product of the challenging macro-economic environment. With respect to recent events taking place in Israel, since October 7, 2023, as a result of which approximately 1,100 of our 22,000 employees were drafted to active military service in Israel’s Iron Swards war, as of the date of this report approximately 250 of our employees are still in active military service. The absence of such employees resulted in lower profitability in the first quarter in certain areas of our operations (despite partial compensation paid by the State of Israel). Our global operations, which rely on our dedicated global employee base, continue to be unaffected by the war, while our Israeli teams continue to work generally in a usual hybrid manner. As such, the impact of the recent events on our operations across our investment portfolio was not severe.”

“Matrix concluded the first quarter with double-digit growth and record-breaking results recorded across all its key operational financial indices: revenues, gross profit, operating income, net income and EBITDA. Matrix revenues for the first quarter grew by 12.6% year over year reaching an all-time high of NIS 1.45 billion (approximately $396.9 million). Operating income grew by 9.1%, reaching NIS 110.7 million (approximately $30.2 million). We are pleased with Matrix’s continued recognition as a market leader in Israel in the implementation of fastest-growing technologies, such as cloud, cyber, digital, data, DevOps and AI, which enable the company to create significant value for its customers in managing, streamlining, accelerating and making its businesses thrive. There is a strong demand in Israel for software services in digital, cloud, cyber, data, and core operating systems—areas in which Matrix is a market leader, and which are at the center of the IT market demand. North America, which accounted for 8% of Matrix’s revenues for the first quarter and approximately 15% of its operating income in such period, also showed significant growth, with an increase of approximately 15.4% in operating income, along with continued improvement in operating margin by approximately 70 basis points year over year. We believe that Matrix has significant growth potential in the North American market, especially in the field of AI-based solutions for anti-money laundering and prevention of financial crimes, as well as across all of its other areas of expertise in the North American market.”

“Sapiens’ revenues for the first quarter increased by 7.6% to $134.2 million. Sapiens ARR in the first quarter was $167.6 million, reflecting double digit growth of 12.7% compared to the first quarter of 2023, and its revenues in North America increased by 9.5% compared to the same period last year. As a global player with multiple product lines and cloud capabilities and a cost-efficient operating model which combines off-and on-shore delivery capabilities, we believe that Sapiens is positioned in a sweet spot to reap the gains of this opportunity.”

“Magic Software’s operational results for the first quarter reflected a positive start to the year, as revenues for the first quarter increased by 4.1% to $130.7 million and operating income increased by 11% to 14.4 million, compared to $125.5 million and $13.0 million, respectively, in the fourth quarter of 2023. Compared to the first quarter of 2023, Magic Software’s revenues decreased by 8.2%. As described in the pre-announcement of Magic Software’s third quarter results on November 8, 2023, in the third quarter of 2023, Magic Software experienced a substantial and unexpected decline in demand for its professional services from several of its important U.S.-based blue-chip customers which, without any advance notification, decided to immediately suspend significant parts of their active time-and-materials-based projects. Despite the slowdown Magic Software faced during the second half of 2023 resulting from the headwind facing by some of its customers in certain sectors in the U.S., we see that the vast majority of Magic Software customers continue to value its unique proposition and resume to engage it to an increasing degree as a preferred partner for innovative digital transformation initiatives.”

“Michpal concluded the first quarter with quarterly revenues of NIS 38.2 million (approximately $10.4 million), growing 14% year over year. Michpal offers comprehensive proprietary on-premise and web-based payroll software solutions and related services, as well as integrated specialized management systems in the field of financial accounting, taxation and compliance, for accounting professionals (accountants and tax consultants), bookkeepers, controllers, and CFOs.”

“TSG’s operating income for the first quarter of 2024 increased by 15.4% year over year to NIS 6.8 million compared to NIS 5.9 million in the same period last year. TSG continues to monetize both on its traditional activities in the defense sector on the back of growing geopolitical instability in the Middle East and in Europe increasing the demand for defense and homeland security solutions and on its activities in the Israeli municipal sector developing advanced solutions for its customers based on long-term engagement cycles.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance in the current period to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the Nasdaq Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: adverse macro-economic trends and their duration, including inflation, relatively high interest rates, and supply chain delays, which trends may last for a significant period and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the degree of our success in developing and deploying new technologies for software solutions that address the updated needs of our customers and serve as the basis for our revenues; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems particularly in the current hybrid office/work-from-home environment; risks related to industries, such as the insurance, healthcare, defense and the telecom, in which certain of our clients operate; risks posed by our global sales and operations, such as changes in regulatory requirements, supply chain disruptions, geopolitical instability stemming from Russia’s invasion of Ukraine, wide-spread viruses and epidemics or fluctuations in currency exchange rates; and risks related to our and our subsidiaries’ principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Item 3.D Risk Factors” in our most recent Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission on May 15, 2024, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, or to conform those statements to actual results or to changes in our expectations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2024	2023
	Unaudited
Revenues	698,401	670,399
Cost of revenues	534,186	508,468

Gross profit	164,215	161,931
Research and development costs, net	20,217	19,308
Selling, marketing and general and administrative expenses	81,413	81,829
Operating income	62,585	60,794

Financial expenses, net	5,602	7,084

Income before taxes on income	56,983	53,710
Taxes on income	13,458	11,490

Income after taxes	43,525	42,220
Share of profit of companies accounted for at equity, net	103	35

Net income	43,628	42,255
Net income attributable to non-controlling interests	26,469	26,571

Net income attributable to Formula Systems shareholders	17,159	15,684

Earnings per share (basic)	1.12	1.02
Earnings per share (diluted)	1.10	1.01

Number of shares used in computing earnings per share (basic)	15,303,267	15,300,267
Number of shares used in computing earnings per share (diluted)	15,570,761	15,464,464

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	March 31,	December 31,
	2024	2023
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	436,791	451,946
Short-term deposits	79,345	76,224
Trade receivables, net	735,217	721,008
Prepaid expenses and other accounts receivable	92,557	84,670
Inventories	34,563	42,008
Total current assets	1,378,473	1,375,856

NON-CURRENT ASSETS:
Long-term investments and receivables	60,047	52,002
Deferred taxes	51,916	46,856
Investments in companies accounted for at equity	19,473	20,796
Property, plants and equipment, net	51,267	52,931
Right-of-use assets	118,789	120,651
Intangible assets, net and goodwill	1,128,220	1,143,509
Total non-current assets	1,429,712	1,436,745

Total assets	2,808,185	2,812,601

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Credit from banks and others	160,806	145,973
Debentures	74,568	72,885
Current maturities of lease liabilities	43,921	44,064
Trade payables	222,552	258,649
Deferred revenues	166,337	137,643
Employees and payroll accrual	214,366	209,384
Other accounts payable	83,687	73,124
Dividend payable	9,580	-
Liabilities in respect of business combinations	11,184	7,954
Put options of non-controlling interests	49,335	35,987
Total current liabilities	1,036,336	985,663

LONG-TERM LIABILITIES:
Loans from banks and others	70,846	90,887
Debentures	197,048	231,541
Lease liabilities	83,267	84,639
Other long-term liabilities	12,461	12,678
Deferred taxes	59,887	59,206
Deferred revenues	16,342	4,873
Liabilities in respect of business combinations	1,763	2,622
Put options of non-controlling interests	13,665	21,880
Employees benefit liabilities, net	10,460	10,427
Total long-term liabilities	465,739	518,753

EQUITY
Equity attributable to Formula Systems shareholders	631,463	625,762
Non-controlling interests	674,647	682,423
Total equity	1,306,110	1,308,185

Total liabilities and equity	2,808,185	2,812,601

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	March 31,	December 31,
	2024	2023
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	26,955	30,082
Dividend receivable	17,374	-
Other accounts receivable and prepaid expenses	10,440	10,326
Total current assets	54,769	40,408

NON-CURRENT ASSETS:
Investment in subsidiaries and a jointly controlled entity (*)
Matrix IT Ltd.	154,683	160,056
Sapiens International Corporation N.V.	249,564	251,658
Magic Software Enterprises Ltd.	131,507	128,549
Other	146,412	147,975
Total investment in subsidiaries and a jointly controlled entity	682,166	688,238

Long term receivables and other investments	28,299	22,737
Property, plants and equipment, net	10	11
Total non-current assets	710,475	710,986

Total assets	765,244	751,394

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Debentures	32,217	32,126
Trade payables	103	137
Other accounts payable	2,434	2,697
Dividends payable	9,580	-
Liability in respect of a business combination	263	267
Total current liabilities	44,597	35,227

LONG-TERM LIABILITIES:
Debentures	89,184	90,405
Total long-term liabilities	89,184	90,405

EQUITY	631,463	625,762

TOTAL LIABILITIES AND EQUITY	765,244	751,394

(*)	The investments’ carrying amounts are measured consistent with the accounting principles applied in consolidated financial statements of the group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.